December 12, 2006

MAIL STOP 3561

<u>via U.S. mail and facsimile</u>

Ernest W. Letiziano, President
Signet International Holdings, Inc.
205 Worth Avenue, Suite 316
Palm Beach, Florida 33480

Re: Signet International Holdings, Inc.
    Form SB-2, Amendment 4 filed November 21, 2006
    File No. 333-134665

Dear Mr. Letiziano:

We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. Please reconcile the number of shares being registered for resale in the fee table with the selling shareholders table on page 7. The selling shareholders table reflects only 678,200 shares being offered for resale. Also, revise the legality opinion in light of the reduction in the amount of shares being registered for resale.

Plan of Operations, page 23

2. We note the company's plan to execute sale and share exchange contracts in December 2006 with LPTV stations. If you have entered into any negotiations or discussions, preliminary or otherwise, provide clear disclosure. Clarify whether you have identified target stations. If you have not commenced any negotiations or discussions and have not identified any target stations, provide the basis for your belief that you will be able to identify stations, negotiate and execute contracts in December 2006. If you are aware of the target station(s) you plan to purchase, it may be a probable acquisition that would require disclosure regarding the target station. Please advise. Lastly, reconcile this December 2006 time frame with the time frame in the numbered milestones on page 23.

3. Explain the reference to budgeting the amount of $10,500 a month for LPTV acquisition expenses. The current monthly expenses appear to be greater than the $10,500 budgeted.

4. We reissue prior comment three from our letter dated November 17, 2006. Provide the estimated expenses associated with each step and the expected source(s) of funding.

Recent Sales of Unregistered Securities, page II-2

5. Clarify whether the company determined that each of the purchasers in these offerings were sophisticated, rather than simply stating the investors filled out a questionnaire stating they were sophisticated.

Financial Statements, page F-15

6. The statement of operations appears to contain numerous typographical errors as several balances over multiple periods do not foot. Various line items appear to also have errors as certain amounts presented in this statement do not agree with the statement of operations presented in the Form 10-QSB filed on November 16, 2006. Also, net income on the statement of cash flows appears to have typographical errors as well as the equity section on the balance sheet. Please revise accordingly.

Exhibits

7. We reissue comment 11 from our letter dated November 17, 2006.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Babette Cooper at (202) 551-3396 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc: Gregg Jaclin, Esq.
By facsimile to (732) 577-1188